Exhibit 99.1

December 2, 2024

Dear Valued Shareholders,

I hope this letter finds you in good spirits and good health. As we reflect on 2024, I’d like to share our progress at Satellogic in line with our first half results and the latest strategic and technical advances.

Financial Milestones:

The first half of 2024 was highlighted by strong revenue growth, 114% year-over-year, attributed to the expansion of our Asset Monitoring and Space Systems lines of business. We launched 5 new Mark V satellites in 2024 to support our customer growth, capacity and daily revisit rate. Additionally, we closed a $30 million strategic investment in April, which has allowed us to continue advancing our strategy.

Technical Excellence:

The Company has had a great deal of success in deploying and operationalizing its new Mark V satellites. Once again, we received top medals in the 2024 Commercial Remote Sensing Global Rankings as awarded by The Center for Strategic and International Studies, Taylor Geospatial Institute, and the U.S. Geospatial Intelligence Foundation. We were also given a high quality rating by the U.S. Geological Survey System. Our continued technical advances have helped to solidify our position as a leader in sub-meter resolution Earth Observation data collection and contributing to our overarching vision of remapping the entire planet daily with sub-meter imagery.

Strategic Initiatives:

In May, we released a large, open dataset of 6 million high-resolution images in 3 million unique locations, curated from Satellogic’s archive with an aim to accelerate the development of foundational models in Earth Observation (EO). As foundational models are trained, our ability to quickly and efficiently derive insights using real time imagery will be greatly enhanced.

In September, we were selected by NASA as one of eight recipients of NASA’s Commercial SmallSat Data Acquisition Program (CSDA) On-Ramp1 Multiple Award contract, with a maximum cumulative value of $476 million for all award winners. This award highlights Satellogic’s commitment to delivering high-quality EO data to advance scientific research and enhance life on Earth.

Financial Resilience and Future Outlook:

While our improving revenue performance and strategic progress are encouraging and confidence-building, we have continued the efforts started in 2023 to realign and streamline our business to better position us to capitalize on near term growth opportunities. Specifically, we further reduced our workforce by 107 full time equivalents in the second quarter of 2024, incurring approximately $2.0 million in cumulative severance-related charges that have been or will be paid out in 2024, and also identified additional operating cost reductions. The cumulative impact of these workforce reductions and operating expense savings is expected to result in approximately $9.6 million of annual savings. As a result of our successful Mark V deployment, the Company expects to reduce investment into its constellation growth initiatives.

Looking ahead to 2025, we anticipate continued revenue growth, driven by Space Systems, and increased demand for our high resolution imagery. Management continues to focus on near-term growth opportunities and moving the Company forward on a path to profitability. These efforts include continuing to grow our revenue and customer base and reducing the overall cost structure, and moderate capital expenditures. Additionally, and in connection with our evaluation of strategic alternatives, we have paused our U.S. Domestication process for the time-being.

Moving Forward:

As we navigate this dynamic landscape, Satellogic remains resolute in our commitment to delivering exceptional high-resolution Earth Observation data to our government partners and to the wider commercial market. Our vision to remap the earth daily with sub-meter imagery aligns with the expanding demand for reliable and cost-effective geospatial solutions.

Thank you for your unwavering support as we continue to push the boundaries of what’s possible in the space industry.

Emiliano Kargieman
Chief Executive Officer